SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015

1.	FOURTH QUARTER AND FULL YEAR 2015 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS AND MINERAL RESERVES AND MINERAL RESOURCES

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

7.	QUARTERLY FINANCIAL REVIEW

8.	LIQUIDITY

9.	CAPITAL RESOURCES

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

11.	OTHER RISKS AND UNCERTAINTIES

12.	RELATED PARTY TRANSACTIONS

13.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	FUTURE ACCOUNTING CHANGES

16.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

17.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015

This Management's Discussion and Analysis ("MD&A") is intended to supplement the audited consolidated financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the year ended December 31, 2015, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 25, 2016, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

Additional information, including our most recent Annual Information Form and Annual Report on Form 40-F is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 17. We use certain non-GAAP and additional GAAP financial measures in this MD&A which are described in section 13. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC as set out in the cautionary note contained in section 17.

1.	FOURTH QUARTER AND FULL YEAR 2015 HIGHLIGHTS

▪	Increased our cash position: Generated cash from operations of $74.1 million during 2015 and increased our cash position to $211.9 million, an improvement of $27.2 million.

▪	Record annual production: Produced 207,006 ounces of gold at Marigold in 2015, exceeding our increased gold production guidance, and 10.3 million ounces of silver at Pirquitas.

▪
Strong fourth quarter production: Produced 61,461 ounces of gold at Marigold, a 49% increase from the third quarter, and 2.6 million ounces of silver at Pirquitas, the second highest production quarter of 2015.

▪
Annual cash costs below guidance at Marigold: Reported 2015 cash costs of $692 per payable ounce of gold sold, lower than our cash costs guidance range. Fourth quarter cash costs were $727 per payable ounce of gold sold. Reported 2015 all-in sustaining costs of $895 per payable ounce of gold sold.

▪
Annual cash costs at low end of guidance at Pirquitas: Reported 2015 cash costs and all-in sustaining costs of $10.68 and $12.44 per payable ounce of silver sold, respectively. Fourth quarter cash costs were $10.96 per payable ounce of silver sold.

▪
Improved Marigold 2016 guidance: Increased gold production guidance to between 200,000 ounces and 210,000 ounces and reduced cash costs guidance to between $690 to $740 per payable ounce of gold sold due to the addition of three haul trucks.

▪
Mineral Resource growth at Marigold: Continued exploration success added 680,000 gold ounces of Indicated Mineral Resources comprised of 350,000 gold ounces from the HideOut and 8 South areas, 250,000 gold ounces from the Assay Program and 80,000 gold ounces from the Basalt pit. Added 300,000 gold ounces of Inferred Mineral Resources from the Valmy property.

▪
Pursuing opportunity to extend operating life of the Pirquitas mine: Signed an agreement with Golden Arrow Resources Corporation to explore and evaluate the Chinchillas project, approximately 30 kilometers from the Pirquitas mine.

▪
Impairments impacted net loss: Adjusted income before tax of $2.1 million in 2015. Recorded impairments related to Pirquitas, including non-cash, pre-tax adjustments to stockpile and warehouse inventory to its net realizable value and severance provision, of $32.3 million, included in cost of sales, and assets impairment of an additional $48.4 million included in net loss. Reported net loss of $124.3 million in 2015.

2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2016. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in section 17.
For the full year 2016, we expect:

Operating Guidance		Marigold mine	Pirquitas mine
Gold Production	oz	200,000 - 210,000	—
Silver Production	Moz	—	8.0 - 10.0
Zinc Production (1)	Mlb	—	0.0 - 5.0
Cash cost per payable ounce sold (2)	$/oz	690 - 740	10.50 - 12.50
Capital Expenditures	$M	32	5
Capitalized Stripping Costs	$M	30	—
(1) When processing low zinc grade material, the optimum financial result may be to curtail the zinc circuit to maximize payable silver recovery. This is a plant optimization decision that is made on an ongoing basis, leading to a wide range of zinc production guidance.

(2) We report the non-GAAP financial measure of cash cost per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine and the Pirquitas mine. See “Non-GAAP and Additional GAAP Financial Measures” in section 13.

Marigold production and capital guidance has been revised upward from that announced January 14, 2016. Upon review of operating performance through 2015, we have determined that, with improvements in loading equipment performance, haul truck capacity was limiting total material mined. As a result, Marigold is purchasing three used 300 tonne haul trucks, one of which replaces a rental unit, taking the haul truck fleet to 21-300 tonne haul trucks. The units are expected to be in production in the second half of 2016 whereby average material mining capacities are expected to increase from approximately 200,000 tonnes per day to 220,000 tonnes per day.

Marigold production is expected to stay strong in 2016 with quarterly and annual variations driven by Mackay pit phase sequencing. Capital expenditures include approximately $7 million for used haul trucks, $6 million for additional leaching capacity as construction has been accelerated due to the increased ore tonnes mined, $16 million for maintenance and capitalized spares for mining equipment, and $3 million for permitting. As expected, 2016 is projected to be a year of higher capitalized stripping as the next phase of the Mackay pit commences.

At the Pirquitas mine, annual silver production is expected to decline relative to 2015 due to the anticipated completion of the Phase 2 pit during the fourth quarter and the associated cessation of San Miguel open pit mining activities. We are conducting engineering and economic studies to determine the viability of the limited deepening of the Phase 2 pit. Lower grade stockpile processing is expected to commence upon cessation of open pit mining activities and the duration will be dependent on metal prices in late 2016. Mine life extension remains a priority for Pirquitas as demonstrated by 2016 planned expenditures at the Chinchillas project and the on-going evaluation of underground mining options at the Pirquitas mine.

Exploration and development expenditures are forecast at $15 million for 2016. Planned expenditures related to the Pirquitas mine include $7.5 million at the Chinchillas project on pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies. Expenditures at Marigold are forecast at $4 million to continue Mineral Resource discovery and conversion at the 8 South area, complete the Assay Program over the Mackay pit for the remainder of the pit mine life and commence exploration on the Valmy property acquired in 2015. Approximately $1.5 million is planned for greenfields U.S. exploration activities. The remainder of the expenditures are attributable to property holdings being maintained in good standing with limited programs expected within our exploration and development portfolio.

3.	BUSINESS OVERVIEW

Strategy
We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have two producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe profitable gold and silver production from our Marigold mine in Nevada, U.S. and our Pirquitas mine in Argentina, respectively.

Our vision is to be one of the world's premier mining companies, providing exceptional shareholder value by delivering excellence in all that we do. To achieve this vision, we drive operational excellence in our business to enable growth through the acquisition of precious metals mines and advanced-stage projects.

Macro-economic environment
Our financial performance is impacted by both gold and silver prices. Precious metals prices were weaker in 2015 than in 2014, with gold averaging $1,160 per ounce and silver averaging $15.70 per ounce, compared to $1,257 per ounce and $19.08 per ounce, respectively, in 2014. Gold prices were weaker in the fourth quarter of 2015, averaging $1,105 per ounce, below the $1,124 per ounce in the third quarter of 2015. Silver prices also weakened marginally in the fourth quarter of 2015 to an average of $14.76 per ounce from an average of $14.91 per ounce in the third quarter of 2015. Gold price closed at $1,062 per ounce and silver price closed at $13.82 per ounce on December 31, 2015, but improved above these levels following year end.

The U.S. dollar remained strong through the fourth quarter of 2015 as the U.S. federal funds rate was raised in December 2015 and expectations of a further increase persisted. Chinese economic growth weakened, which reduced the expected demand for precious metals by China. Continued economic uncertainty and global geographical tensions in the Middle East and Europe had a significant impact on the volatility of the commodity price environment.

West Texas Intermediate (“WTI”) oil prices decreased in 2015 compared to 2014, from an average of $84.43 per barrel to an average of $53.53 per barrel. During the fourth quarter of 2015, WTI oil prices averaged $44.57 per barrel and closed at $38.17 per barrel, well below price levels experienced over the last three years. Diesel is a significant consumable at our operations and the decline in diesel prices is having a positive impact on our cost structure at both of our mines. As a result, during the second quarter of 2015 we instigated a program to hedge a portion of our diesel usage to manage price risk of this consumable through 2017.

In addition to the global macroeconomic environment, through most of 2015 the Pirquitas mine operated within a tightly-controlled regulatory environment in Argentina. The new Argentine government lifted the restrictions on the foreign currency flows into and out of the country and removed many import restrictions toward the end of December 2015. While positive for our operations, the full impact of these changes remains under assessment. Through 2015, there was a managed devaluation of the Argentine peso but on December 18, 2015, the Argentine government removed currency controls and the Argentine peso devalued by 52% and closed at an exchange rate of 12.95 Argentine pesos for 1 U.S. dollar on December 31, 2015. All else being equal, the weaker currency is expected to have a positive impact on our cost structure going forward. Value added tax ("VAT") recovery remains a regulated, complex and, at times, lengthy collection process; however, we have recovered VAT routinely during 2015. All of these factors directly impact our business in Argentina. We view the new Argentine government as positive for business and specifically the mining industry, but it is too early to fully understand the impact on our business.

On February 12, 2016, the Federal Government of Argentina announced the removal of export duties on mineral concentrates. From that date we are no longer recording an accrual in cost of sales for export duties on silver concentrates sold or incurring export duties on zinc concentrates sold from our Pirquitas mine. We are assessing the implications of this announcement on legal challenge as further described in section 4.

Consolidated financial summary

Selected Financial Data (1)
	Three Months Ended December 31		Year Ended December 31
	2015	2014	2015	2014
	$	$	$	$
Revenue	90,592	122,830	375,322	300,122
(Loss) income from mine operations (2)	(20,485)	12,996	18,840	36,200
Operating loss (2)	(46,819)	(41,317)	(71,063)	(52,497)
Net loss for the period	(66,722)	(86,222)	(124,302)	(126,393)
Basic loss per share	(0.83)	(1.07)	(1.54)	(1.57)
Adjusted (loss) income before tax (3)	(8,266)	4,164	2,123	(16,500)
Adjusted net loss (3)	(7,232)	(3,068)	(8,198)	(22,385)
Adjusted basic loss per share	(0.09)	(0.04)	(0.10)	(0.28)
Cash generated by operating activities	20,549	62,866	74,109	68,833
Cash used in investing activities	(10,576)	(17,930)	(44,342)	(298,700)
Cash generated by financing activities	1,893	5,922	244	5,922

(1)	All values are presented in thousands of US dollars, except per share values.

(2)
The quarters ended December 31, 2015 and 2014 and the years ended December 31, 2015 and 2014, include non-cash provisions to (loss) income from mine operations of $24.6 million, $11.3 million, $32.3 million and $11.3 million, respectively, and additional impairment charges to operating loss of $13.9 million, $40.3 million, $48.4 million, and $40.3 million, respectively.

(3)	We report non-GAAP measures including adjusted income before- and after-tax, to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in section 13.

Annual financial summary

In 2015, we recognized revenues of $375.3 million, compared to $300.1 million in 2014, as we recognized a full year of revenue from the Marigold mine and Marigold production was at a significantly higher annualized rate compared to 2014 due principally to an increase in the ratio of ore tonnes to tonnes mined. Ounces sold from the Marigold mine and the Pirquitas mine increased by 60% and 26%, respectively, in 2015 compared to 2014. These increases were partially offset by lower realized prices of gold and silver by 7% and 17%, respectively.

Cost of sales per unit were lower at both mines in 2015 than in 2014 due, principally, to higher production levels at both mines. This improvement in underlying cost performance was offset by higher non-cash adjustments to of the stockpile and warehouse inventories of $27.6 million in 2015 compared to the $11.3 million recognized in 2014 at the Pirquitas mine to its net realizable value ("NRV"). In 2015, the loss from mine operations was also impacted by a $4.7 million severance provision related to the Pirquitas mine.

In addition to the above, operating loss and net loss in both years were impacted by non-cash impairments at the Pirquitas mine of $48.4 million in 2015 and $40.3 million in 2014.

Net loss in 2014 was positively impacted by the gain on the sale of the Challacollo project of $15.9 million, partially offset by business acquisition costs of $5.4 million related to the Marigold mine. There were no such transactions in 2015.

Adjusted income before tax was $2.1 million in 2015 compared to a loss of $16.5 million in 2014 as cost of sales improvements at our mines more than offset the decline in metal prices.

In 2015, cash generated from operating activities of $74.1 million was higher than 2014 due to higher sales from Marigold and lower cash costs at both operations. In 2015, cash used in investing activities declined compared to 2014 due to lower deferred stripping capital, which was partially offset by higher investments in plant and equipment. In 2014, cash used in investing activities was significantly impacted by our $275 million cash purchase of Marigold.

Quarterly financial summary

The decrease in quarterly revenue was due to the lower realized prices of gold and silver and lower volumes of gold, silver and zinc sold in the fourth quarter of 2015 compared to the fourth quarter of 2014. The realized prices of gold and silver were 10% and 13% lower, respectively, than in the fourth quarter of 2014, and volumes of gold and silver sold decreased by 9% and 30%, respectively. Silver sales were lower than production in the fourth quarter as two shipments, planned for December 2015, left the port in early January 2016.

Loss (income) from mine operations in the fourth quarter of 2015 and 2014 was impacted by non-cash write-downs of stockpile inventory at the Pirquitas mine to its NRV by $7.7 million and $11.3 million, respectively. In the fourth quarter of 2015, loss (income) from mine operations also includes a $12.2 million of non-cash provision against warehouse inventory and a $4.7 million severance provision related to the Pirquitas mine.

The operating loss and net loss in the fourth quarters of 2015 and 2014, in addition to the above, were impacted by non-cash impairments of plant and equipment at the Pirquitas mine of $13.9 million and $40.3 million, respectively.

The lower prices of gold and silver have a direct impact on cash generated from operating activities, which was lower in the fourth quarter of 2015 than in the same period of 2014. Volumes of gold and silver sold were also lower in the fourth quarter of 2015 than in the comparative period. In the fourth quarter of 2014, cash collections of value added tax in Argentina were higher and changes in working capital had a more positive impact than in the fourth quarter of 2015. Cash used in investing activities was lower in the fourth quarter of 2015 than in the fourth quarter of 2014 due to lower deferred stripping in the current period, which was partially offset by lower investments in plant and equipment in the comparative period.

Corporate summary

On January 27, 2015, we received the Notice of Reassessment ("NOR") from the Canada Revenue Agency ("CRA") in the amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. In order to appeal the reassessment, we paid the required C$24.1 million ($19.2 million) to the CRA on February 26, 2015, and have recorded this amount plus accrued interest as a non-current income tax receivable. On April 20, 2015, we filed a Notice of Objection with the CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada.

In May 2015, we received the final payment of $20.0 million for the sale of the San Agustin project in Mexico in 2013.

On August 4, 2015, we entered into a $75 million senior secured revolving credit facility (the "Credit Facility") to enhance our corporate liquidity, as further discussed in section 8.

On September 24, 2015, we completed the acquisition of the Valmy property in Nevada, U.S., contiguous with our Marigold mine, for $11.5 million in cash from Newmont Mining Corporation ("Newmont").

On September 30, 2015, we signed an agreement (the "Agreement") with Golden Arrow Resources Corporation ("Golden Arrow") to explore and evaluate its Chinchillas silver-lead-zinc project, located approximately 30 kilometers from the Pirquitas mine. During the year, we spent approximately $3.5 million advancing the project. The details of the Agreement are further described in section 5.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold and Pirquitas mines. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended				Total
Operating data	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	2015	2014 (5)
Consolidated production and sales:
Gold produced (oz)	61,461	41,262	48,685	55,598	207,006	129,615
Silver produced ('000 oz)	2,588	2,576	2,443	2,732	10,339	8,733
Zinc produced ('000 lb) (1)	865	2,076	2,674	3,837	9,452	30,010

Gold sold (oz)	62,827	39,525	48,121	55,865	206,338	128,983
Silver sold ('000 oz)	1,943	2,819	2,623	2,909	10,294	8,145
Zinc sold ('000 lb) (1)	1,428	2,352	4,936	2,769	11,485	32,341

Cash costs ($/oz) - payable gold from Marigold mine (3)	727	719	717	612	692	838
Cash costs ($/oz) - payable silver from Pirquitas mine (3)	10.96	11.02	9.45	11.25	10.68	12.08

Gold equivalent production (oz) (3)	97,273	76,003	82,583	93,236	349,095	265,139
Silver equivalent production ('000 oz) (3)	7,030	5,636	5,952	6,768	25,386	17,085

Realized gold price ($/oz) (2)	1,084	1,110	1,205	1,210	1,151	1,234
Realized silver price ($/oz) (2)	15.00	14.97	16.72	16.67	15.92	19.15

Consolidated costs:
Cash Costs per equivalent gold ounce sold ($/oz) (2)	746	765	702	695	723	810
AISC per equivalent gold ounce sold ($/oz) (2)	883	1,046	949	991	963	1,210
Cash Costs per equivalent silver ounce sold ($/oz) (2)	10.32	10.32	9.74	9.57	10.01	12.57
AISC per equivalent silver ounce sold ($/oz) (2)	12.22	14.11	13.17	13.66	13.32	18.77

Financial data ($000s)
Revenue	90,592	77,191	95,818	111,721	375,322	300,122
(Loss) income from mine operations (4)	(20,485)	(7,396)	16,319	30,402	18,840	36,200

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report non-GAAP cash costs per payable ounce of precious metals sold, realized metal prices and AISC to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive loss, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13.

(3)
Gold and silver equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered metal content produced by the mines. We have not included zinc as it is considered a by-product.

(4)
(Loss) income from mine operations for the quarters ended December 31, 2015, September 30, 2015 and the annual periods ended December 31, 2015, and December 31, 2014, include $24.6 million, $7.7 million, $27.6 million and $11.3 million, respectively, of non-cash adjustments to stockpile and warehouse inventory at the Pirquitas mine to its NRV and severance provision.

(5)
Data presented in this table with respect to the Marigold mine is for the period April 1 to December 31, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation (the “Purchase and Sale Agreement").

Marigold Mine, U.S.

	Three months ended				Total
Operating data	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	2015	2014 (1)
Total material mined (kt)	18,560	18,425	19,051	18,556	74,592	55,596
Waste removed (kt)	13,788	11,242	14,163	14,861	54,054	44,394
Total ore stacked (kt)	4,772	7,183	4,888	3,695	20,538	11,202
Strip ratio	2.9	1.6	2.9	4.0	2.6	4.0
Mining cost ($/t mined)	1.54	1.65	1.48	1.57	1.56	1.64
Gold stacked grade (g/t)	0.48	0.43	0.33	0.59	0.45	0.60
Processing cost ($/t processed)	0.86	0.66	0.79	1.09	0.81	1.08
Gold recovery (%)	69.9	69.7	67.6	74.7	70.6	73.0
General and admin costs ($/t processed)	0.47	0.41	0.56	0.71	0.51	0.73

Gold produced (oz)	61,461	41,262	48,685	55,598	207,006	129,615
Gold sold (oz)	62,827	39,525	48,121	55,865	206,338	128,983

Realized gold price ($/oz) (2)	1,084	1,110	1,205	1,210	1,151	1,234

Cash costs ($/oz) (2)	727	719	717	612	692	838
AISC ($/oz) (2)	799	998	870	953	895	1,187

Financial data ($000s)
Revenue	67,936	43,836	57,958	67,566	237,296	158,929
Income from mine operations	7,902	7,288	15,395	26,954	57,539	38,836
Capital investments	3,641	8,931	5,255	4,768	22,595	11,157
Capitalized deferred stripping	—	—	—	12,543	12,543	28,882
Exploration expenditures (3)	731	1,944	1,978	1,551	6,204	4,478

(1)	Data presented in this column is for the period April 1 to December 31, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the Purchase and Sale Agreement.

(2)
We report the non-GAAP financial measure of cash costs per payable ounce of gold sold, realized gold prices and AISC to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13.

(3)	Includes capitalized and expensed exploration expenditures.

Mine production

We produced 61,461 gold ounces in the fourth quarter of 2015, 49% higher than the third quarter production of 41,262 ounces, as higher grade ore tonnes were sourced from the deeper benches of the Mackay pit during the third and fourth quarters of 2015.

A total of 18.6 million tonnes of material were mined in the fourth quarter of 2015, compared to 18.4 million tonnes mined in the third quarter. During the quarter, approximately 4.8 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.48 g/t, containing approximately 51,100 recoverable ounces of gold. This compares to 7.2 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.43 g/t in the third quarter of 2015, containing approximately 70,000 recoverable ounces of gold. Grade mined in the fourth quarter was 11.6% higher than the third quarter. Stripping of the next Mackay pit phase increased in the fourth quarter, leading to an increased strip ratio.

Gold production for 2015 totaled 207,006 ounces, a record for the Marigold mine since it began operating in 1988, exceeding the higher end of our increased annual production guidance range.

Total material mined and ore stacked on leach pads of 74.6 million tonnes and 20.5 million tonnes in 2015, respectively, were record amounts for the Marigold mine. More ore tonnes and gold ounces were mined in 2015 due to the increased mining rate and the continued identification of ore tonnes outside of existing Mineral Reserves. The grade of the ore delivered to the leach pads in 2015 was 0.45 g/t and the average strip ratio was 2.6 over this period, compared to 4.0 in 2014.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 13.

Cash costs, which include all costs of inventory, refining costs and royalties, of $727 per payable ounce of gold sold in the fourth quarter of 2015 were comparable to cash costs of $719 per payable ounce of gold sold in the third quarter of 2015. Cash costs decreased in 2015 to $692 per payable ounce of gold sold, compared to $838 per payable ounce of gold sold in the period from acquisition of the mine to December 31, 2014, due to higher production driven by an increase in the ratio of ore tonnes to total material mined combined with lower unit operating costs. Costs per tonne mined decreased in 2015 compared to 2014 as a result of improved efficiencies in our loading and hauling practices and lower fuel prices. Processing costs and general and administration unit costs were also lower in 2015 than in the comparative period principally due to higher ore tonnes. Operational excellence remains a core activity at Marigold particularly focused on maintenance processes and practices.

AISC of $895 per payable ounce of gold sold in 2015 decreased from $1,187 in 2014, primarily due to significantly lower cash costs and lower capitalized stripping. This was partially offset by higher sustaining capital including the new leach pad construction and increased exploration expenditures due to the positive results obtained at the 8 South areas.

Mine sales

A total of 62,827 ounces of gold was sold at an average price of $1,084 per ounce during the fourth quarter of 2015, an increase of 59% from the 39,525 ounces of gold sold at an average price of $1,110 per ounce during the third quarter of 2015. The increase in sales was a function of increased gold production. We achieved gold sales of 206,338 ounces for 2015, an annual record for the mine.

Exploration

There was no exploration drilling planned or completed at Marigold during the last quarter of 2015 as results from the work completed through the year were analyzed and integrated into the mine’s geological database. In 2015, we completed 36,710 meters of reverse circulation drilling in 134 drillholes in addition to approximately 2,360 meters in 37 sonic drillholes in the mineralized stockpiles. During the year, we identified two additional mineralized centers referred to as the 8D and HideOut areas, in addition to increasing Mineral Resources within the 8 South pit extension (8SX) area identified during the last quarter of 2014. As part of the project to explore for deep high grade sulphide mineralization, we completed 2,677 meters of diamond core drilling in four drillholes during the year.

During 2015, we undertook a program to re-assay historic samples ("Assay Program") with the objective of identifying low grade ore that was not included in the existing Mineral Reserves. We assayed a total of 97,950 samples from within the planned production areas through 2019. The results of the Assay Program during 2015 have added 250,000 gold ounces to Indicated Mineral Resources which are included in our 2015 Mineral Reserves and Mineral Resources statement. We anticipate re-assaying a further 90,000 samples in 2016 which cover the remainder of the current mine life. The Assay Program has allowed better spatial definition of the lower grade portions of the ore body to address the positive mine reconciliations that were experienced in 2015. Within the deposit areas completed, the Assay Program has resulted in an increase in ore tonnes of between 24% and 33% and an increase of gold ounces of approximately 13%.

On September 24, 2015, we completed the acquisition of the Valmy property from Newmont for $11.5 million. This 2,844 hectare land package, surrounding the Marigold mine to the east, south and west, historically produced 196,000 ounces of gold in the period between 2002 and 2005, as previously reported by Newmont in 2005. The addition of this property increases our total land holding at the Marigold mine by over 35% to 10,759 hectares.

Mineral Resource delineation and expansion during our 2015 exploration activities added a total of 680,000 gold ounces to our 2015 Mineral Resources estimate for Marigold despite a lower gold price assumption. This increase included the addition of: 80,000 gold ounces to Indicated Mineral Resources at the Basalt pit that were previously deemed inaccessible due to proximity to the Valmy property boundary; 350,000 gold ounces to Indicated Mineral Resources from the HideOut and 8 South areas; and 250,000 gold ounces to Indicated Mineral Resources from the results of the Assay Program.

We also completed a review of the drillhole information received from Newmont for the Valmy property and identified Inferred Mineral Resources of 300,000 gold ounces, which are included in our 2015 Mineral Reserves and Mineral Resources statement. In 2016, we plan to conduct exploration drilling on the Valmy property subject to obtaining the requisite permits and other approvals.

Pirquitas Mine, Argentina

	Three months ended				Total
Operating data	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	2015	2014
Total material mined (kt)	2,712	2,746	3,087	3,355	11,900	16,391
Waste removed (kt)	1,966	2,219	2,320	2,585	9,090	14,389
Strip ratio	2.6	4.2	3.0	3.4	3.2	7.2
Silver mined grade (g/t)	187	188	172	184	183	159
Zinc mined grade (%)	0.23	0.33	0.69	0.73	0.51	1.52
Mining costs ($/t mined)	3.78	3.94	3.39	2.90	3.47	2.94
Ore milled (kt)	421	410	347	379	1,557	1,587
Silver mill feed grade (g/t)	237	238	262	267	250	221
Zinc mill feed grade (%)	0.35	0.57	0.69	0.89	0.62	1.79
Processing cost ($/t milled)	20.60	21.53	22.69	21.46	21.52	21.73
Silver recovery (%)	80.8	82.0	83.7	83.7	82.6	77.3
Zinc recovery (%) (1)	27.0	40.1	50.9	51.4	45.0	47.9
General and admin costs ($/t milled)	8.09	8.13	10.62	8.39	8.74	7.49

Silver produced ('000 oz)	2,588	2,576	2,443	2,732	10,339	8,733
Zinc produced ('000 lb) (1)	865	2,076	2,674	3,837	9,452	30,010
Silver sold ('000 oz)	1,943	2,819	2,623	2,909	10,294	8,145
Zinc sold ('000 lb) (1)	1,428	2,352	4,936	2,769	11,485	32,341

Realized silver price ($/oz) (2)	15.00	14.97	16.72	16.67	15.92	19.15

Cash costs ($/oz) (2)	10.96	11.02	9.45	11.25	10.68	12.08
AISC ($/oz) (2)	12.78	12.68	11.78	12.56	12.44	16.01

Financial Data ($000s)
Revenue	22,656	33,355	37,860	44,155	138,026	141,193
(Loss) income from mine operations (3)	(28,387)	(14,684)	924	3,448	(38,699)	(2,636)
Capital investments	2,305	2,500	2,962	1,552	9,319	10,123
Capitalized stripping	—	—	—	—	—	13,171
Exploration expenditures	234	1,124	1,912	1,283	4,553	2,722

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13.

(3)
(Loss) income from mine operations for the quarters ended December 31, 2015, September 30, 2015 and the annual periods ended December 31, 2015, and December 31, 2014, include $24.6 million, $7.7 million, $32.3 million and $11.3 million, respectively, of non-cash adjustments to stockpile and warehouse inventory at the Pirquitas mine to its NRV and severance provision.

Mine production

The Pirquitas mine produced 2.6 million ounces of silver during the fourth quarter of 2015, the same amount as in the third quarter of 2015, higher volumes of ore milled offsetting marginally lower recoveries. Mill feed in the fourth quarter was solely from ore mined from the open pit in the period while third quarter silver production benefited from higher grade stockpiled material. In the fourth quarter of 2015, zinc production declined as planned to 0.9 million pounds of zinc in zinc concentrate.

Ore was milled at an average rate of 4,579 tonnes per day in the fourth quarter of 2015. The average silver grade of ore milled was 237 g/t, comparable to the 238 g/t reported in the third quarter. The average recovery rate for silver in the fourth quarter decreased marginally to 80.8% from 82.0% in the previous quarter. Zinc recovery to zinc concentrate was 27%, representing a 33% decrease over the previous quarter due to the planned decrease in zinc head grade. The zinc circuit was in operation for only 35 days in the fourth quarter of 2015 .

In 2015, the Pirquitas mine produced a record 10.3 million ounces of silver, higher than the 8.7 million ounces produced in 2014 and nearing the upper end of our increased annual production guidance range. During the year, silver mined grade of 183 g/t and silver mill feed grade of 250 g/t increased 15% and 13%, respectively, compared to the silver grades realized in 2014. The mine achieved higher sustained silver recovery of 82.6%, compared to 77.3% in 2014, as we accessed higher quality sulphide ore and process control improvements positively impacted plant operating performance.

In 2015, Pirquitas also produced 9.5 million pounds of zinc in zinc concentrate, below the 30.0 million pounds of zinc in 2014, in line with the mine plan and the significantly lower zinc feed grade of 0.62% compared to 1.79% in 2014.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 13.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, were $10.96 per payable ounce of silver sold in the fourth quarter of 2015 comparable to $11.02 per payable ounce of silver sold in the third quarter of 2015.

Cash costs per payable ounce of silver sold in 2015 decreased to $10.68 from $12.08 in 2014 as stronger production more than offset significantly lower zinc by-product credits. By-product credits were lower in 2015 compared to 2014 due to expected lower zinc production resulting from lower zinc grades in ore zones mined and lower zinc prices.

AISC of $12.44 per payable ounce of silver sold were lower in 2015 than the $16.01 per payable ounce of silver sold in 2014 due to lower cash costs and lower deferred stripping capital, partially offset by increased exploration related to underground drilling during 2015.

Mine sales

Silver sales totaled 1.9 million ounces in the fourth quarter of 2015, a 31% decrease from the third quarter of 2015, and lower than production in the fourth quarter of 2014, as two shipments planned for December 2015, left the port in early January 2016.

We sold 10.3 million ounces of silver in 2015, a 27% increase compared to the 8.1 million ounces sold in 2014. We also sold 11.5 million pounds of zinc in 2015, significantly lower than the 32.3 million pounds sold in 2014, due to the reduction in zinc production and consistent with the mine plan.

Exploration

As reported in our news release dated September 21, 2015, we completed underground drilling programs beneath the San Miguel open pit at the Pirquitas mine. High grade silver mineralization was intersected on three veins explored, known as Chocaya, Oploca North and Oploca South veins. The underground drill program at the Pirquitas mine targeted the expansion and upgrade of Mineral Resources underlying the San Miguel open pit.

Mineral Reserves declined at Pirquitas in 2015 due to depletion and a lower metal price assumption of $16.00 per ounce of silver, a decrease from $19.00 per ounce of silver in 2014.

Chinchillas project, Argentina

On September 30, 2015, we signed the Agreement with Golden Arrow to explore and evaluate the Chinchillas silver-lead-zinc project, which is situated approximately 30 kilometers from the Pirquitas mine.

Under the terms of the Agreement, we have the option to evaluate the Chinchillas property during a period of up to 18 months (the "Preliminary Period") as a mining operation to supply ore to the Pirquitas plant. We have committed to spend a minimum of $4 million on pre-development activities. Expenditures may total up to an estimated $12.6 million contingent on the success of the pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies.

We have agreed to pay Golden Arrow up to C$2 million during the Preliminary Period in four C$0.5 million installments. The first installment was paid on signing the Agreement, the second when Golden Arrow shareholders approved the plan of arrangement and the remaining two payments are conditional upon completion of project milestones.

If we elect to proceed, we will enter into a joint venture comprised of our Pirquitas property and Golden Arrow's Chinchillas property to be owned by us and Golden Arrow on a 75%/25% basis, respectively. We may elect to exercise our option at any time during the Preliminary Period. Upon entering into the joint venture, we would pay Golden Arrow an amount equal to 25% of mine earnings generated by Pirquitas less certain expenditures for exploration (including Chinchillas pre-development expenditures), capital investment and closure costs incurred during the Preliminary Period.

By the end of 2015, Golden Arrow completed 10,390 meters of diamond drilling in 80 core holes and initial geotechnical, hydrological and metallurgical studies. Golden Arrow has also commenced environmental baseline studies and community engagement programs. In total we spent approximately $3.5 million. By the end of 2016, we expect to be in a position to decide whether to exercise our option to develop the Chinchillas project.

Export duties

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of December 31, 2015, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrate but continue to accrue export duties. At December 31, 2015, we have accrued a liability totaling $65.6 million (2014 - $56.1 million), for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, such charges are estimated to be in the range of $5.8 million to $9.7 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation.

On February 12, 2016, the Federal Government of Argentina announced the removal of export duties on mineral concentrates. From that date we are no longer recording an accrual in cost of sales for export duties on silver concentrates sold or incurring export duties on zinc concentrates sold from our Pirquitas mine. We are assessing the implications of this announcement on our financial reporting position related to the historical liability recorded. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of loss.

5.	REVIEW OF PROJECTS AND MINERAL RESERVES AND MINERAL RESOURCES

Review of projects

Chinchillas Project, Argentina

On September 30, 2015, we signed the Agreement with Golden Arrow to explore and evaluate the silver-lead-zinc deposit at Chinchillas located approximately 30 kilometers from Pirquitas. The initial work is directed towards confirming Mineral Resources at Chinchillas, as described in section 4.

Other Projects

At our San Luis project in Peru, we continue to examine alternative strategies for community engagement and for advancing the project.

At our Pitarrilla project in Mexico, we are advancing scoping studies on underground options and continue to keep the properties in good standing and fulfill our community and other project related commitments.

At our Berenguela project in Peru, we are continuing with conceptual engineering studies and metallurgical test work to evaluate development scenarios. This work included drilling five metallurgical core holes and drilling six exploration core holes for a total of 1,875 meters in 2015.

Mineral Reserves and Mineral Resources

At December 31, 2015, total Proven and Probable gold Mineral Reserves were 2.46 million ounces and total Proven and Probable silver Mineral Reserves were 31.5 million ounces. Mineral Reserves estimates for the Marigold and Pirquitas mines have been determined based on prices of $1,100 per ounce of gold and $16.00 per ounce of silver. These price levels are a decrease from prices of $1,200 per ounce of gold and $19.00 per ounce of silver used to determine our Mineral Reserves estimate for the Marigold and Pirquitas mines as at December 31, 2014 reflecting market conditions and our focus on margin.

At Marigold, Mineral Resources increased by 10% as a result of our exploration success, while Mineral Reserves declined by only 6% utilizing more conservative price assumptions. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) at Marigold increased to 4.58 million gold ounces and include 350,000 gold ounces from the HideOut and 8 South areas, 80,000 gold ounces from the Basalt pit and 250,000 gold ounces from the partially completed Assay Program. Additionally, 300,000 gold ounces were added to Inferred Mineral Resources as a result of acquiring the Valmy property. Mineral Reserves at Marigold total 2.17 million gold ounces.

At Pirquitas, Mineral Reserves declined to 24.2 million silver ounces principally due to mining depletion and silver price reduction.  Exploration activities are focused on Mineral Resource delineation at Golden Arrow’s Chinchillas deposit which has the potential to provide additional feed material to the Pirquitas mill.

Our total Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) were 5.52 million gold ounces and 756.6 million silver ounces at December 31, 2015. Mineral Resources estimates have been determined based on prices of $1,400 per ounce of gold and $22.50 per ounce of silver. Measured and Indicated Mineral Resources at the Pitarrilla project were reduced to 526.1 million silver ounces primarily due to the lower metal price assumption and using additional pit constraints. At December 31, 2015, Inferred Mineral Resources totaled 0.55 million gold ounces and 44.9 million silver ounces.

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

The following table sets out selected annual financial results, expressed in thousands of U.S. dollars, except per share amounts:

	Years ended December 31
	2015	2014 (2)	2013
			(Restated) (1)
Revenue	375,322	300,122	174,686
Cost of sales	(356,482)	(263,922)	(169,502)
Income from mine operations	18,840	36,200	5,184
Impairment charges	(48,421)	(40,250)	(202,440)
Operating loss	(71,063)	(52,497)	(244,154)
Gain on sale of mineral properties	—	15,913	67,821
Net loss attributable to shareholders	(124,302)	(126,393)	(230,016)
Basic loss per share	(1.54)	(1.57)	(2.85)
Diluted loss per share	(1.54)	(1.57)	(2.85)
Cash dividends per share	—	—	—

	As at December 31
	2015	2014	2013
			(Restated) (1)
Cash and cash equivalents	211,862	184,643	415,657
Total assets	871,677	986,249	1,032,735
Non-current financial liabilities	208,085	197,134	187,130

(1) 2013 restated for change in exploration and evaluation expenditure accounting policy, as discussed in section 14.
(2) Data presented in this table with respect to the Marigold mine is for the period April 1 to December 31, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the Purchase and Sale Agreement.

Review of Annual Financial Results

The financial results for the year ended December 31, 2014, include the results of operations of the Marigold mine for the period from April 1 to December 31, 2014, the period for which we were entitled to all economic benefits under the Purchase and Sale Agreement.

Net loss for the year ended December 31, 2015 was $124.3 million ($1.54 per share) compared to a net loss of $126.4 million ($1.57 per share) for the year ended December 31, 2014. The losses in 2015, 2014 and 2013 were all materially impacted by the non-cash asset impairment charges and non-cash write-downs following significant declines in silver prices in those years. In 2015, we recognized a non-cash impairment charge of $48.4 million against the Pirquitas mine and made non-cash adjustments to inventories totaling $27.6 million. In 2014, we recognized an impairment charge of $40.3 million against the Pirquitas mine and wrote off $11.3 million of low grade stockpiles and in 2013, we recognized a non-cash impairment charge of $202.4 million against the Pirquitas mine and made non-cash adjustments to low grade stockpile totaling $12.2 million.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 13.

In 2015, we recognized revenues of $375.3 million, compared to $300.1 million in 2014, with the main reason for the increase being the full year of revenue recognized from the Marigold mine.

•
At Marigold, we sold 206,115 payable ounces of gold at an average realized price of $1,151 per ounce, generating a total revenue of $237.3 million in 2015 compared to sales of 128,855 payable ounces of gold at an average realized price of $1,234 per ounce, generating a total revenue of $158.9 million in the period from acquisition to December 31, 2014.

•
At Pirquitas we recognized revenues of $138.0 million in 2015, a reduction of $3.2 million from the $141.2 million recognized in 2014. The decline in revenue was due to lower realized prices despite selling more silver ($9.6 million payable ounces were sold in 2015 compared to $7.4 million payable ounces in 2014). We realized an average silver price of $15.92 per ounce in 2015, excluding the impact of period-end price adjustments, compared to $19.15 per ounce in 2014. Additionally, as planned we produced and sold less zinc (11.5 million pounds of zinc were sold in 2015 compared to 32.3 million pounds in 2014) at marginally lower prices. Sales of our silver and zinc concentrates were also impacted by period-end price adjustments for unsettled ounces which had a negative impact of $10.6 million cumulatively in 2015, compared to the negative impact of $2.8 million in 2014.

Cost of sales

Cost of sales for the year ended December 31, 2015, was $356.5 million, compared to $263.9 million in 2014, mainly due to the full year of sales from the Marigold mine.

•
At Marigold cost of sales for 2015 was $179.8 million, generating income from mine operations of $57.5 million compared to cost of sales for the period from acquisition to December 31, 2014, of $120.1 million, generating income from mine operations of $38.8 million. We maintained a constant gross margin of 24% as reductions in cost of sales fully offset the decline in metal prices.

•
At Pirquitas cost of sales for 2015 was $176.7 million, compared to $143.8 million in 2014, with a resulting loss from mine operations of $38.7 million, compared to a loss from mine operations of $2.6 million in 2014. Both periods were negatively impacted by non-cash adjustments to inventories amounting to $27.6 million and $11.3 million in 2015 and 2014, respectively. In 2015, we also recorded a severance provision of $4.7 million as a result of anticipated mining closure. Gross margin was negative 13.6% in 2015, compared to a negative margin of 1.8% in 2014, the reduction mainly due to the significant decrease in average realized silver price per ounce sold and lower zinc sales.

Other operating costs

General and administrative expenses for the year ended December 31, 2015 of $22.3 million was higher than the $21.9 million recorded in 2014. Cash general and administrative expense declined in 2015 by $3.0 million to $15.7 million due a weaker Canadian dollar and continued to focus on cost control. This decrease was offset by an increase in non-cash share-based payment expenses of $3.5 million in 2015 as a result of improved absolute and relative share price performance.

Expensed exploration and evaluation expenses were $19.1 million for 2015 compared to $21.2 million in 2014. These relate primarily to the drill programs at the Chinchillas project in Argentina of $3.5 million and the Berenguela project in Peru of $2.0 million, as well as to expensed exploration activities at our operating mines (Marigold mine - $2.0 million; Pirquitas mine - $4.2 million) and to property holding costs at our other projects.

We incurred business acquisition costs of $5.4 million in the year ended December 31, 2014, relating to the acquisition of the Marigold mine. No costs of this nature were incurred in 2015.

Non-operating items

During 2014, we completed the sale of the Challacollo project located in Chile, generating a pre-tax gain on sale of $15.9 million.

During 2015, we recorded $26.0 million of interest expense and other financing costs compared to $26.4 million in 2014. The interest expense in both years was mainly attributable to non-cash accretion expense of $11.0 million and $10.0 million, respectively, on our $265 million of 2.875% convertible senior notes issued in 2013 (the "2013 Notes").

We recorded foreign exchange losses for year ended December 31, 2015 of $11.4 million compared to losses of $25.2 million in 2014. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos and Canadian dollar. Throughout most of 2015, the Argentine peso saw a gradual managed devaluation but then significantly weakened in December 2015, as the new Argentine government lifted currency controls. In 2014, the Argentine peso devalued significantly in January 2014 against the U.S. dollar due to government policy and thereafter devalued gradually over the remainder of the year. Overall, the Argentine peso devalued by 52% and 30% in 2015 and 2014, respectively. The Canadian dollar also weakened in both years but at a higher rate in 2015 than in 2014. During 2015, the foreign exchange loss was lower as we managed our net Argentine and Canadian assets in anticipation of currency devaluations.

Taxation

For the year ended December 31, 2015, we recorded an income tax expense of $10.6 million compared to an income tax expense of $30.6 million in 2014. In 2015 the income tax expense was primarily the result of profitable operations at Marigold, concentrate and gold sales activities in Canada, disposition of shares of Pretium Resources Inc. ("Pretium"), derecognition of a deferred tax asset relating to a portion of the reclamation provision at Marigold and payment of interest withholding tax in Argentina. Offsets to the income tax expense items include the devaluation of Canadian dollar cash accounts.

In 2014 the income tax expense included a derecognition of deferred tax assets arising from foreign tax credits related year interest withholding tax paid on interest earned from the Pirquitas operation in Argentina ($17.3 million), U.S. Alternative Minimum Tax and Nevada Net Proceeds of Minerals Tax liability from our Marigold operations and movement in deferred tax attributes from our Marigold operations. The continued devaluation of the Argentine peso against the U.S. dollar and tax incurred on the sale of the Challacollo project in Chile also impacted the tax expense. Offsets to income tax expense items include deferred tax recovery relating to mark-to-market value changes on impaired marketable securities and losses generated through corporate general and administrative expenses.

Other comprehensive income

At December 31, 2015 we held marketable securities with a value of $88.2 million compared to $104.8 million at December 31, 2014. During the twelve months ended December 31, 2015, we recognized an unrealized loss of $10.4 million on marketable securities compared to a gain of $11.8 million in 2014, due to fair value movements in securities designated as at fair value through other comprehensive income ("FVTOCI").

7.	QUARTERLY FINANCIAL REVIEW

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2015				2014
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
						(restated)(1)	(restated)(1)	(restated)(1)
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	90,592	77,191	95,818	111,721	122,830	79,269	64,287	33,736
(Loss) income from mine operations(2)	(20,485)	(7,396)	16,319	30,402	12,996	6,258	11,022	5,924
Net loss before tax	(60,353)	(62,556)	(3,316)	12,501	(56,788)	(17,600)	(10,057)	(11,370)
Net loss after tax	(66,722)	(59,416)	(7,327)	9,096	(86,221)	(17,576)	(10,157)	(12,439)

Basic (loss) earnings per share	(0.83)	(0.74)	(0.09)	0.11	(1.07)	(0.22)	(0.13)	(0.15)
Diluted (loss) earnings per share	(0.83)	(0.74)	(0.09)	0.11	(1.07)	(0.22)	(0.13)	(0.15)

Cash and cash equivalents	211,862	200,017	217,228	175,595	184,643	135,174	102,162	396,413
Total assets	871,677	954,766	996,549	989,260	986,249	1,036,624	1,098,898	1,019,711
Working capital	340,883	373,068	379,767	358,288	368,948	363,948	427,544	586,979
Non-current financial liabilities	208,085	205,277	202,517	199,813	197,134	197,134	192,050	189,580

(1) Restated for the change in exploration and evaluation costs accounting policy as discussed in section 14.
(2) (Loss) income from mine operations for the quarters ended December 31, 2015, September 30, 2015 and December 31, 2014, include $23.6 million, $7.7 million and $11.3 million, respectively, of non-cash adjustments to stockpile and warehouse inventory at the Pirquitas mine to its NRV and severance provision.

The acquisition of Marigold in April 2014 generated an increase in revenues and income from mine operations from the second quarter of 2014 onwards, excluding impacts of NRV write-downs and provisions. Otherwise, the volatility in revenue over the past eight quarters has resulted from metal prices and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Silver prices decreased in the fourth quarter of 2014, remained at this lower level in the first half of 2015 and decreased further in the third and fourth quarters of 2015. Income (loss) from mine operations in the fourth quarter of 2014, and the third and fourth quarters of 2015 was affected by the non-cash write-down of inventory at the Pirquitas mine to its NRV. The income from mine operations in the fourth quarter of 2015 was also impacted by $4.7 million of severance provision related to the Pirquitas mine. Excluding the effect of these inventory write-downs, income from mine operations followed a similar trend to revenue over the two-year period presented.

Net income (loss) before income tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions, impairments and metal prices. In the fourth quarter of 2014, and in the third and fourth quarters of 2015, we recorded non-cash impairment charges and inventory adjustments totaling $51.6 million, $42.2 million and $38.7 million, respectively, against the carrying value of the Pirquitas mine. In the first quarter of 2014, we sold the Challacollo project in Chile, generating a gain before tax of $15.9 million.

Three months ended December 31, 2015 compared to the three months ended December 31, 2014

	Three months ended December 31
	2015	2014
Revenue	90,592	122,830
Cost of sales	(111,077)	(109,834)
(Loss) Income from mining operations (1)	(20,485)	12,996

General and administrative expenses	(4,274)	(5,988)
Exploration, evaluation and reclamation expenses	(8,129)	(7,979)
Business acquisition costs	—	(96)
Impairment charges	(13,931)	(40,250)
Operating (loss)	(46,819)	(41,317)

Interest earned and other finance income	211	3,058
Interest expense and other finance expenses	(6,905)	(8,341)
Other (expense)	(2,009)	(7,322)
Foreign exchange (loss)	(4,831)	(2,867)
(Loss) before tax	(60,353)	(56,789)

Income tax recovery (expense)	(6,369)	(29,433)

Net (loss) and net (loss) attributable to shareholders	(66,722)	(86,222)

(1) (Loss) income from mine operations for the quarters ended December 31, 2015, and December 31, 2014, include $23.6 million and $11.3 million, respectively, of non-cash adjustments to stockpile and warehouse inventory at the Pirquitas mine to its NRV and severance provision.

Net loss for the three months ended December 31, 2015 was $66.7 million ($0.83 per share), compared to a net loss of $86.2 million ($1.07 per share) in the same period of 2014. In the fourth quarters of 2015 and 2014, we recognized a non-cash impairment charges of $13.9 million and $40.3 million, respectively, against the Pirquitas mine and a non-cash write-down of $19.9 million and $11.3 million, respectively, of inventory. Net loss for the quarter ended December 31, 2015, also includes $4.7 million of severance provision related to the Pirquitas mine. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 13.

In the three months ended December 31, 2015, we recognized total revenues of $90.6 million, compared to $122.8 million recognized in the comparative period of 2014. The reason for the decrease is the lower realized price of silver and gold and lower volumes of gold, silver and zinc sold in the period.

•
At Marigold mine, we recognized revenues of $67.9 million in the fourth quarter of 2015 from the sale of 62,685 payable ounces of gold, realizing an average price of $1,084 per ounce. In the fourth quarter of 2014, revenues were $82.5 million for the sale of 68,801 payable ounces of gold at an average realized price of $1,200 per ounce.

•
At the Pirquitas mine, we recognized revenues of $22.7 million in the fourth quarter of 2015, $17.6 million lower than the $40.3 million recognized in the same period in 2014. The decline in revenue was the function of lower realized silver prices and lower volumes of silver and zinc sales in the fourth quarter of 2015 ($1.8 million payable ounces of silver compared to 2.5 million payable ounces of silver). Realized silver prices in the fourth quarter of 2015 averaged $15.00 per ounce, excluding the impact of period-end price adjustments, compared to $17.18 per ounce in the same period in 2014. In addition zinc sales of 1.4 million pounds in 2015 were significantly lower than the 8.7 million pounds sold in the fourth quarter of 2014 in line with our mine plan. At December 31, 2015, sales contracts containing 1.7 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the fourth quarter of 2015 was $111.1 million, compared to $109.8 million in the fourth quarter of 2014. The cost of sales in both periods were impacted by write-downs of inventory at the Pirquitas mine. In the fourth quarter of 2015, cost of sales also includes $4.7 million of severance provision related to the Pirquitas mine. Excluding the write-downs and severance provision, cost of sales were lower not only due to lower sales of all metals but also lower cost per ounce of gold and silver sold.

•
At the Marigold mine, cost of sales in the fourth quarter of 2015 was $60.0 million generating income from mine operations of $7.9 million, equal to a gross margin of 11.6%. This compares to cost of sales of $53.5 million in the fourth quarter of 2014, generating an income from mine operations of $29.0 million and a gross margin of 35.2%. The decrease in the gross margin is mainly due to lower realized prices per ounce of gold sold in the fourth quarter of 2015 than in the comparative period.

•
At the Pirquitas mine, cost of sales in the fourth quarter of 2015 was $51.0 million, compared with $56.3 million in the fourth quarter of 2014, resulting in a loss from mine operations of $28.4 million in the fourth quarter of 2015 compared to a loss of $16.0 million in the fourth quarter of 2014. The fourth quarters of 2015 and 2014 were negatively impacted by a non-cash write-down of inventory of $19.9 million and $11.3 million, respectively. In the fourth quarter of 2015, cost of sales also includes $4.7 million of severance provision related to the Pirquitas mine. Excluding the inventory write-down and severance provision, in the fourth quarter of 2015, the mine recognized a negative margin of 17% compared to a negative margin of 12% in the fourth quarter of 2014. Excluding the inventory write-down, the Pirquitas mine's gross margin was lower than in 2014, which was mainly due to the lower realized silver prices in the period. On a per unit basis, the cost of inventory was comparable in the fourth quarter of 2015 to the fourth quarter of 2014.

Other operating costs

General and administrative expenses in the three months ended December 31, 2015, of $4.3 million were lower than the $6.0 million recorded in the three months ended December 31, 2014. Salaries and benefits and other head office expenses benefited from a weaker Canadian dollar in the fourth quarter of 2015 compared to 2014.

Exploration and evaluation costs of $8.1 million for the three months ended December 31, 2015, were comparable to the $8.0 million for the three months ended December 31, 2014. The costs in the fourth quarter of 2015 related to the drill programs at the Chinchillas project in Argentina and the Berenguela project in Peru. In the fourth quarter of 2014, the exploration costs related mainly to work performed at the Marigold mine on a deep underground drill program and completion of new life of mine plan.

Non-operating items

During the fourth quarter of 2014, we recognized an unrealized loss of $3.2 million within other expense on previously impaired marketable securities and securities designated at fair value through profit and loss ("FVTPL"). Following the adoption of IFRS 9 Financial Instruments: Classification and Measurement ("IFRS 9") in 2015, all of our marketable securities were designated at FVTOCI, so there is no comparable income statement impact.

During the fourth quarter of 2015, we recorded interest expense and other financing costs of $6.9 million compared to the $8.3 million recorded in the fourth quarter of 2014. In each period, the interest expense is mainly attributable to our 2013 Notes. We also incurred finance expense in the form of a discount on the sale of our VAT credits in Argentina and from an Argentine peso-denominated local loan.

We recorded foreign exchange losses for the three months ended December 31, 2015 of $4.8 million compared to losses of $2.9 million in the three months ended December 31, 2014. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine peso and Canadian dollars. During the three months ended December 31, 2015, this loss resulted from the Argentine peso and Canadian dollar weakening against the U.S. dollar. The Argentine peso significantly weakened in December 2015, as the new Argentine government lifted currency controls. In the fourth quarter of 2014, the Argentine peso devalued at a lower rate, however it was against a larger Argentine peso denominated net asset base.

Taxation

For the three months ended December 31, 2015, we recorded an income tax expense of $6.4 million compared to an income tax expense of $29.4 million in the three months ended December 31, 2014. The total income tax expense in the quarter consists of a current tax recovery of $0.9 million and a deferred tax expense of $7.3 million. Income tax expense is the result of profitable operations at the Marigold mine, concentrate and gold sales activities in Canada and the derecognition of a deferred tax asset relating to a portion of the reclamation provision at the Marigold mine.

The tax expense in the three months ended December 31, 2014, was a result of tax expense from the Nevada Net Proceeds of Minerals Tax, realized gains on the sale of the marketable securities, and interest withholding tax in Argentina. The offsets to income tax expense in this period include losses generated through corporate general and administrative expenses, non-deductible acquisition costs, and a reclassification of the current interest withholding tax expense to a deferred income tax asset on the basis it was scheduled to be utilized against future income taxes as a foreign tax credit.

Other comprehensive income

During the fourth quarter of 2015, we recognized an unrealized loss of $13.2 million on marketable securities in other comprehensive income, compared to a gain of $8.6 million in the fourth quarter of 2014.

Cash flow statement

	Three months ended December 31
	2015	2014
Cash flows from operating activities
Cash generated by operating activities before value added taxes paid and received, interest and income taxes paid	22,350	54,216
Value added tax received net	(305)	3,279
Interest paid	(295)	—
Income taxes paid	(1,201)	5,371
Cash generated from operating activities	20,549	62,866

Cash flows from investing activities
(Increase) in restricted cash	(1,316)	(15)
Purchase of property, plant and equipment	(9,569)	(4,346)
Expenditures on exploration properties	(295)	(1,513)
Deferred stripping expenditures	—	(11,901)
Other	604	(155)
Cash used in investing activities	(10,576)	(17,930)
Cash flows from financing activities
Proceeds from bank loan	3,183	5,922
Proceeds from exercise of stock options	411	—
Cash generated by financing activities	1,893	5,922
Effect of foreign exchange rate changes on cash and cash equivalents	(21)	(1,389)
Increase in cash and cash equivalents	11,845	49,469
Cash and cash equivalents, beginning of period	200,017	135,174
Cash and cash equivalents, end of period	211,862	184,643

Due to lower metal prices and sales volumes, our fourth quarter 2015 cash flows from operations were $20.5 million compared to $62.9 million in the same period of 2014. Volumes of gold and silver sold were also lower in the fourth quarter of 2015 than in the comparative period. In the fourth quarter of 2014, cash collections of VAT in Argentina were higher and changes in working capital had a more positive impact than in the fourth quarter of 2015. From our operating cash flow we funded $9.6 million investments in plant and equipment. Our cash balance increased by $11.8 million in the period to $211.9 million at the end of 2015.

8.	LIQUIDITY

At December 31, 2015, we had $211.9 million of cash and cash equivalents, an increase of $27.2 million from December 31, 2014. Our cash flows from operations were strong at $74.1 million and we also received $20.0 million of deferred consideration from the sale of the San Agustin project in Mexico in 2013. These cash flows funded the required deposit of $19.2 million in order to object to the NOR from CRA, as further discussed below, $12.5 million of capitalized stripping at the Marigold mine, $11.5 million for the acquisition of the Valmy property and $37.3 million of investments in plant and equipment, which will benefit future periods. The generation of $27.2 million of free cash flow, despite funding the CRA deposit, accomplished our strategic objective of being free cash flow positive during 2015.

In addition, through 2015 we secured surety bonds for the full bonding requirements of Marigold reclamation obligations which enabled the release of $16.4 million of cash and improved our working capital position. In this period of lower metal prices, at December 31, 2015, we maintained a working capital position that was comparable to December 31, 2014. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at

December 31, 2015, along with projected operating cash flows are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

At December 31, 2015, $206.0 million of our cash and cash equivalents were held in Canada, the United States and Europe and we only held $2.4 million in Argentina. All cash is invested in short term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

On January 27, 2015, we received the NOR from CRA in the amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with CRA’s position in the NOR. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24.1 million ($19.2 million) to CRA and have recorded this amount plus accrued interest as a non-current income tax receivable. On April 20, 2015, we filed a Notice of Objection with CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada to dispute the NOR.

In order to further improve our corporate liquidity, on August 4, 2015, we entered into the Credit Facility with a syndicate of three leading Canadian banks. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin. The term of the Credit Facility is three years. All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by certain of our assets and certain of our material subsidiaries, and the pledges of certain of our material subsidiaries. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes. At December 31, 2015, we had utilized $7.5 million of the Credit Facility to support a letter of credit.

The following table summarizes our financial liabilities, operating and capital commitments at December 31, 2015:

	Payments due by period (as at December 31, 2015)					At December 31, 2014
Contractual obligations	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables (excluding derivative liabilities)	52,113	—	—	—	52,113	55,617
Derivative liabilities	689	212	—	—	901	—
Current provisions	65,633	—	—	—	65,633	56,058
Current debt	4,273	—	—	—	4,273	5,922
Convertible notes (i)	—	—	265,000	—	265,000	265,000
Interest on convertible notes (i)	7,619	22,856	3,809	—	34,284	41,903
Operating expenditure commitments	6,029	12,531	2,088	—	20,648	22,835
Minimum lease rental and lease payments	407	1,156	—	—	1,563	2,276
Total contractual obligations	136,763	36,755	270,897	—	444,415	449,611

(i) The 2013 Notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018. The notes bear interest of 2.875% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $20.00 per common share.

9.	CAPITAL RESOURCES
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives;

▪	to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and convertible notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of December 31, 2015, we were in compliance with externally-imposed financial covenants in relation to the Credit Facility.

As at December 31, 2015, we had 80,826,484 common shares outstanding and 3,193,106 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at February 25, 2016, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,826,484
Stock options	3,638,622	5.83 - 28.78	2.8 - 6.9
Fully diluted	84,465,106

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent, zinc and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these commodities;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which is impacted by commodity prices is the embedded derivative within our silver and zinc concentrate trade receivables. The majority of these sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of gold or silver as part of our overall corporate strategy.
A 10% increase or decrease in the silver and zinc prices as at December 31, 2015 and December 31, 2014, with all other variables held constant, would have resulted in the following impact to our trade receivables and after-tax net loss:

	2015	2014
Products	$000s	$000s
10% increase in silver price	1,477	1,853
10% increase in zinc price	52	275
As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.
The costs relating to our production activities vary depending on market prices on mining consumables including diesel fuel and electricity.
Through 2015 the benchmark price of oil, and correspondingly diesel, reduced significantly. During this period, under our risk management policy we have used swaps and options to manage our cost of diesel. Our instruments are based on the ultra low sulphur Gulf Coast diesel index for diesel consumed at the Marigold mine. As at December 31, 2015, the spot price of diesel was $1.06/gallon and we have hedged the following future anticipated usage at Marigold mine:

	2016	2017
Gallons hedged (in thousands)	3,528	2,016
Estimated usage	37%	21%
Floor price ($/gallon)	1.32	1.36
Cap price ($/gallon)	1.78	1.80
A 10% increase or decrease in diesel fuel market prices would have resulted in a $1,202,000 decrease or increase in our after-tax net loss for the year ended December 31, 2015. As at December 31, 2015, we had a mark-to-market loss of $0.9 million on outstanding diesel fuel hedges recognized in other comprehensive loss. As and when it is determined to be favourable, we may execute additional hedges on our exposure to diesel fuel prices under our risk management policy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in total comprehensive income. A 10% change in prices would have a $8.8 million impact on total comprehensive income at December 31, 2015 (December 31, 2014 - $10.5 million). During 2014, we entered into economic hedging arrangements over certain securities that resulted in derivative gains of $2.8 million; we have not hedged any securities in 2015.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and VAT receivables will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2015
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	1,254	290	—	2,233
Marketable securities	87,741	—	443	—
CRA income tax receivable	18,243	—	—	—
Value added tax receivable	109	24,349	—	2,073
Other financial assets	—	925	—	—
Trade and other payables (excluding VAT and income taxes)	(8,395)	(18,189)	—	(2)
Current debt	—	(4,273)	—	—
Total	98,952	3,102	443	4,304

	December 31, 2014
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	13,333	6,383	4,653	1,405
Marketable securities	102,933	—	1,852	—
Value added tax receivable	95	35,259	—	2,367
Trade and other payables (excluding VAT and income taxes)	(8,780)	(17,985)	—	(4)
Current debt	—	(5,922)	—	—
Total	107,581	17,735	6,505	3,768

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at December 31, 2015, we have not entered into any derivatives to mitigate this risk.

Until December 2015 the Argentine government strictly regulated capital flows into and out of the country and had also been managing a gradual devaluation of the Argentine peso. This devaluation meant that net Argentine peso denominated assets (principally cash and VAT credits) lost value in U.S. dollar terms and capital controls limited our ability to manage this risk. We repatriated funds under a fixed schedule of debt repayments and also entered into an Argentine peso-denominated loan facility (note 15(a)) to offset devaluation risk.

In January 2014, the Argentine peso saw a significant devaluation event when the government reduced intervention and relaxed capital controls, and then from that time until December 2015 the Argentine peso reverted to a steady devaluation against the U.S. dollar. In December 2015 the new government of Argentina formally relaxed many of the capital controls and allowed a sudden devaluation of the Argentine peso from approximately 9.79 to 13.62 Argentine pesos per U.S. dollar on December 18, 2015, ending 2015 at 13.04 Argentine pesos per U.S. dollar. The new currency regime allowed the Argentine peso to freely fluctuate with market forces.

The result of the various policy changes was that, over the course of 2015, the Argentine peso devalued by approximately 53% compared to 31% in 2014, which had a material negative impact primarily on our VAT receivables asset, but has benefited our liabilities.

Over the course of 2015, the Canadian dollar weakened by 19% from 1.16 to 1.38 Canadian dollars per U.S. dollar. This devaluation, largely correlated to the price of oil, has resulted in material negative impacts on our marketable securities and CRA receivable balance, but has reduced our Canadian dollar liabilities. The impact on marketable securities is recognized in other comprehensive loss, but all other impacts are recorded in our consolidated statement of loss. Through the course of the year we managed to a minimal Canadian dollar cash balance, but have not undertaken any hedging strategies. This trend has assisted in reducing cash general and administrative expenses in 2015.

A 10% increase or decrease in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2015 and December 31, 2014:

	2015	2014
	$000s	$000s
Canadian dollar	7,342	7,988
Argentine peso	208	1,183

(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and Argentine peso-denominated loan facility because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
As at December 31, 2015, the weighted average interest rate earned on our cash and cash equivalents was 0.40% (2014 - 0.30%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $1.3 million (2014 - $1.4 million).
b) Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly-rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.
Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.
We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2015 and December 31, 2014 was as follows:

	December 31, 2015	December 31, 2014
	$000s	$000s
Cash and cash equivalents	211,862	184,643
Value added tax receivable	26,795	37,527
Trade and other receivables	21,659	30,313
Other financial assets	4,206	41,001
	264,522	293,484
At December 31, 2015, no amounts were held as collateral except those discussed above related to other financial assets.
c) Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
To enhance our corporate liquidity in 2015 we entered into the Credit Facility $75.0 million of which we utilized $7.5 million to release cash on deposit which had been used to secure an Argentine peso-denominated lean facility.
In addition, in order to manage our corporate liquidity, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2015, we had surety bonds totaling $46.0 million outstanding (December 31, 2014 - $17.8 million).
A detailed discussion of our liquidity position and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2015, is included in section 8.
In our opinion, working capital at December 31, 2015 together with future cash flows from operations are sufficient to support our commitments through 2016.

We have no other off balance sheet arrangements, except as discussed above.

11.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

12. RELATED PARTY TRANSACTIONS

a) Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2015	2014
	$	$
Salaries and other short-term employee benefits	3,033	2,880
Post-employment benefits	29	22
Share-based compensation (i)	4,069	2,326
Total compensation	7,131	5,228

(i)	Share-based compensation includes mark-to-market adjustments on cumulative Deferred Share Units and Performance Share Units positions as reported in the consolidated statements of income.

b) Principal Subsidiaries
The consolidated financial statements include our accounts and the account of our wholly-owned subsidiaries, the most significant as at December 31, 2015, of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project
Marigold Mining Company	USA (Nevada)	100%	Marigold
Mina Pirquitas, LLC	USA (Delaware)	100%	Pirquitas
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Reliant Ventures S.A.C.	Peru	100%	San Luis
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing

13.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.

Non-GAAP financial measures - Cash costs, total costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs, total costs and AISC for the three month periods indicated below:

	Q4	Q3	Q2	Q1	Total	Total
	2015	2015	2015	2015	2015	2014
	$000s	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	60,034	36,548	42,563	40,612	179,757	120,093
Add: Treatment and refining costs	54	39	41	43	177	120
Less: By-product revenue	(8)	(13)	(12)	(13)	(46)	(39)
Less: Depreciation, depletion and amortization	(14,513)	(8,192)	(8,102)	(6,447)	(37,254)	(12,217)
Cash costs	45,567	28,382	34,490	34,195	142,634	107,957

Sustaining capital expenditure	3,641	8,931	5,255	4,768	22,595	11,157
Exploration and evaluation costs (sustaining)	731	1,944	1,978	1,551	6,204	4,478
Reclamation cost accretion	157	156	137	128	578	459
Capitalized stripping costs	—	—	—	12,543	12,543	28,882
AISC	50,096	39,413	41,860	53,185	184,554	152,933

Pirquitas mine
Cost of sales (B)	51,043	48,039	36,936	40,707	176,725	143,829
Add: Treatment and refining costs	3,181	4,633	3,880	5,208	16,902	16,310
Less: By-product revenue	(186)	(1,206)	(3,884)	(2,047)	(7,323)	(22,288)
Less: Inventory NRV write-down	(19,922)	(7,716)	—	—	(27,638)	(11,262)
Less: Restructuring costs	(4,654)	—	—	—	(4,654)	—
Less: Depreciation, depletion and amortization	(8,022)	(11,610)	(12,570)	(9,912)	(42,114)	(29,184)
Less: Export duties on silver concentrate	(1,444)	(2,995)	(1,440)	(3,120)	(8,999)	(7,889)
Cash costs	19,996	29,145	22,922	30,836	102,899	89,516

Sustaining capital expenditure	2,305	2,500	2,962	1,552	9,319	10,123
Exploration and evaluation costs (sustaining)	234	1,124	1,912	1,283	4,553	2,722
Reclamation cost accretion	770	770	770	770	3,080	3,080
Capitalized stripping costs	—	—	—	—	—	13,171
AISC	23,305	33,539	28,566	34,441	119,851	118,612

Cost of sales, per consolidated statement of (loss) income (A+B)	111,077	84,587	79,499	81,319	356,482	263,922

AISC (total for both mines)	73,401	72,952	70,426	87,626	304,405	271,545
General and administrative costs	4,274	5,700	7,203	5,164	22,341	23,411
Consolidated AISC	77,675	78,652	77,629	92,790	326,746	294,956

	Q4	Q3	Q2	Q1	Total	Total
	2015	2015	2015	2015	2015	2014
	$000s	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	62,685	39,500	48,100	55,830	206,115	128,855
Cash costs per gold ounce sold ($/oz)	727	719	717	612	692	838
AISC per gold ounce sold ($/oz)	799	998	870	953	895	1,187

Pirquitas mine
Payable ounces of silver sold (oz)	1,823,970	2,644,933	2,425,701	2,741,396	9,636,000	7,410,899
Cash costs per silver ounce sold ($/oz)	10.96	11.02	9.45	11.25	10.68	12.08
AISC per silver ounce sold ($/oz)	12.78	12.68	11.78	12.56	12.44	16.01

Realized gold price ($/oz) (3)	1,084	1,110	1,205	1,210	1,151	1,234
Realized silver price ($/oz) (3)	15.00	14.97	16.72	16.67	15.92	19.15

Precious metals equivalency
Total cash costs (for all metals)	65,563	57,527	57,412	65,031	245,533	197,473
Equivalent payable gold ounces sold (1)	87,924	75,171	81,758	93,598	339,395	243,862
Cash costs per equivalent gold ounce sold ($/oz)	746	765	702	695	723	810
AISC per equivalent gold ounce sold ($/oz)	883	1,046	949	991	963	1,210
Equivalent payable silver ounces sold (1)	6,354,006	5,573,791	5,892,238	6,793,844	24,537,907	15,714,140
Cash costs per equivalent silver ounce sold ($/oz)	10.32	10.32	9.74	9.57	10.01	12.57
AISC per equivalent silver ounce sold ($/oz)	12.22	14.11	13.17	13.66	13.32	18.77

(1) Gold and silver equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold and Pirquitas mines. We have not included zinc as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net income (loss) excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income (loss) to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	Year ended December 31,
	2015	2014
	$000's	$000's

Net loss before tax, per consolidated statement of loss	(113,657)	(95,815)

Adjusted for:
Gain on sale and write-off of mineral properties	—	(15,939)
Business acquisition and integration costs	—	7,916
Severance provision	5,205	—
Non-cash finance income and expense	14,128	12,064
Write-down of inventory to NRV	27,637	11,262
Impairment charges	48,421	40,250
Loss on marketable securities	—	6,208
Loss on fixed assets disposals	5,317	1,733
Non-cash foreign exchange loss	14,159	15,899
Other items	913	(78)
Adjusted income (loss) before tax	2,123	(16,500)

Income tax expense, per consolidated statement of loss	(10,645)	(30,578)

Foreign tax on sale of mineral properties	—	2,035
Tax effects of change in reclamation provision	7,403	—
Recognition of Argentine withholding taxes	350	17,290
Other non-recurring tax items	(7,429)	5,368
Adjusted income tax expense	(10,321)	(5,885)

Adjusted net loss	(8,198)	(22,385)

Weighted average shares outstanding (000's), per consolidated statement of (loss) income	80,770	80,754

Adjusted basic loss per share ($)	(0.10)	(0.28)

	Three months ended
	December 31, 2015	December 31, 2014
	$000's	$000's

Net loss before tax	(60,353)	(56,789)

Adjusted for:
Business acquisition and integration costs	—	1,486
Severance provision	5,205	—
Non-cash finance income and expense	3,755	3,167
Write-down of inventory to NRV	19,921	11,262
Impairment charges	13,931	40,250
Loss on marketable securities	—	3,170
Loss on fixed assets disposals	978	1,414
Non-cash foreign exchange loss	8,690	939
Other items	(393)	(735)
Adjusted (loss) income before tax	(8,266)	4,164

Income tax expense	(6,369)	(29,433)

Tax effects of change in reclamation provision	7,403	—
Recognition of Argentine withholding taxes	—	17,290
Other non-recurring tax items	—	4,911
Adjusted income tax expense	1,034	(7,232)

Adjusted net loss	(7,232)	(3,068)

Weighted average shares outstanding (000's)	80,816	80,754

Adjusted basic loss per share ($)	(0.09)	(0.04)

Additional GAAP financial measures - income from mine operations

Income from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories and restructuring provision where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating loss

Operating loss represents the income from operations less operating costs like general and administrative expenses, exploration costs and impairment charges. This measure excludes foreign exchange and interest and other non-operating costs.

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated. Note 2 of our consolidated financial statements for the year ended December 31, 2014, provides details of the significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.
The policies applied in the consolidated financial statements are based on IFRS issued and applicable for the year ended December 31, 2015, and were approved as of February 25, 2016, the date our Board of Directors approved the financial statements.
(i)  Change in accounting policies and restatement of comparatives
We elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision making needs of the users of our financial statements. In periods before 2014, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. In 2014 we elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in Note 2i of our consolidated financial statements.
This change in accounting policy required full retrospective application. As at January 1, 2013 and December 31, 2013, the following adjustments were recorded to the consolidated statements of financial position:

		Adjustment for change in accounting policy
At January 1, 2013	As previously reported	Exploration and evaluation	As reported at December 31, 2014
	$	$	$
Property, plant and equipment	580,649	(150,116)	430,533
Deferred income tax liabilities	(19,373)	1,595	(17,778)
Net increase (decrease) in shareholders' equity		(148,521)

		Adjustments for change in accounting policy
At December 31, 2013	As previously reported	Exploration and evaluation	As reported at December 31, 2014
	$	$	$
Asset held for sale	13,140	(6,734)	6,406
Property, plant and equipment	400,409	(151,772)	248,637
Deferred income tax liabilities	(24,736)	5,707	(19,029)
Net (decrease) in shareholders' equity		(152,799)

For the year ended December 31, 2013, the following adjustments were recorded to the consolidated statements of (loss) income:

		Adjustments for change in accounting policy
Year ended December 31, 2013	As previously reported	Exploration and evaluation	As reported at December 31, 2014
	$	$	$
Exploration, evaluation and reclamation (expenses)	(4,018)	(19,439)	(23,457)
Gain on sale of mineral property	64,566	3,255	67,821
Other (expense) income	(22,574)	7,053	(15,521)
Income tax (expense)	(15,433)	4,112	(11,321)
(Decrease) in net income		(5,019)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

(Decrease) in earnings per share
Basic	(2.79)	(0.06)	(2.85)
Diluted	(2.79)	(0.06)	(2.85)
Financial instruments under IFRS 9
We have early adopted all of the requirements of IFRS 9 as of April 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is unchanged. Our policy is disclosed in note 2(q) of our consolidated financial statements.
As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any of our financial assets on transition date. The main area of change is the accounting for equity securities previously classified as available for sale.
We completed a detailed assessment of our financial assets and liabilities as at April 1, 2015. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification	New classification
Financial assets/liabilities	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Marketable securities	FVTPL	FVTOCI
Trade receivable	Amortized cost	Amortized cost
Concentrate trade receivables	Embedded derivative separately identified as FVTPL	Whole contract FVTPL
Trade payable	Amortized cost	Amortized cost
Share-based payment accruals	FVTPL	FVTPL
Debt	Amortized cost	Amortized cost

We elected to classify our marketable securities as FVTOCI as they are not considered to be held for trading, and this presentation will prevent the consolidated statement of loss from being impacted by value changes of these non-operating assets.
As we are not restating prior periods we have recognized the effects of retrospective application at the beginning of the annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening retained deficit on January 1, 2015 of $33.7 million with a corresponding adjustment to accumulated other comprehensive loss.
IFRS 7, Financial Instruments: Disclosure has been amended to require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. As such, we have adopted these amendments as at April 1, 2015.
In addition to the early adoption of IFRS 9, we also applied hedge accounting during the nine months ended December 31, 2015. Our policy is disclosed in note 2(q)(vi) of our consolidated financial statements for the year ended December 31, 2015.
As at December 31, 2015 we had entered into certain contracts to hedge the cost of diesel, with the objective of reducing the volatility of reported income from mine operations. We have applied hedge accounting for these contracts where applicable.

Adoption of new or amended IFRS pronouncements

The following new and amended IFRS pronouncements were adopted during 2015:

IFRS 8, Operating Segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014 and does not have a material impact on our consolidated financial statements.

Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are the following:

Review of non-current asset carrying values and impairment assessment

In accordance with our accounting policy in note 2(l) of our consolidated financial statements, each asset or cash generating unit ("CGU") is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs to dispose ("FVLCTD") or value in use ("VIU").

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, metal prices and forecasts, production budgets and forecasts, and life-of-mine estimates.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable Mineral Reserves, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of loss.

Mineral Reserves and Mineral Resources estimates We estimate Mineral Reserves and Mineral Resources based on information prepared by Qualified Persons as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”). Mineral Reserves are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of deferred stripping activities We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, in estimating the average stripping ratio for each component, and in using judgment to determine the period over which the stripping activity asset ("SAA") is amortized.

Determination of useful lives of property, plant and equipment We use the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the quantity (either tonnes or ounces) of ore extracted from the mine in the period as a percentage of the total quantity of ore expected to be extracted in current and future periods based on Mineral Reserves. As noted above, there are numerous uncertainties inherent in estimating Mineral Reserves. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives and residual values.

Valuation of inventory
Stockpiled ore and finished goods
Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, production and selling costs requires significant assumptions that may impact the stated value of our inventory.

Leach pad inventory
In determining the value of the leach pad, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

Close down and restoration provision Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the life of a mine. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, such as updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the U.S. dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of share-based compensation The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the consolidated statement of loss. In order to compute this fair value, we use option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Valuation of financial instruments We are required to determine the valuation of our convertible notes (at inception), and our metal concentrate accounts receivable. The convertible notes valuation required discounted cash flow analysis that involved various estimates and assumptions, whilst the valuation of the accounts receivable requires estimates of settlement dates and relies on market-based forward metal prices at those settlement dates.

Deferred tax assets and liabilities The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Functional currency The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in Note 2(e) of our consolidated financial statements.

Contingencies Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.

Assessment of fair value of assets acquired in a business combination Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations ("IFRS 3"), and also the acquisition date when we obtained control over the business, which was the date that consideration is transferred and when we assumed the assets and liabilities.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. The value of the leach pad inventory requires an estimation of recoverable ounces, production profile, future metal prices and costs to complete the production process. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property valuation is based upon estimates of Mineral Reserves and Mineral Resources used in our life of mine plan, as well as estimates of future metal prices, production, operating and capital costs, and economic assumptions around inflation rates and discount rates.

15.	FUTURE ACCOUNTING CHANGES

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”) which will require lessees to recognize nearly all leases on the balance sheet which will reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

16.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based upon the results of that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

•	pertain to maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are made only in accordance with authorizations of management and our Board of Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2015.
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.
The effectiveness of our internal control over financial reporting, as of December 31, 2015, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements as of and for the years ended December 31, 2015 and 2014, as stated in their report which appears on our consolidated financial statements.
Limitations of Controls and Procedures
Our management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

17.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our plans and expectations for our properties and operations; and the potential benefits to be derived from entering into a joint venture with Golden Arrow; the likelihood of exercising our option and the completion of the transaction;

the outcome of our evaluation of the Chinchillas project; estimated pre-development expenditures; timing of Chinchillas providing a supply feed to the Pirquitas mill; and payments to be made to Golden Arrow.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by CRA; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes; our senior secured revolving credit facility; our announced acquisition of the Valmy property; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-

looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist. The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member, a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine.
Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.
In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.